FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	October	………………………………………………,	2018

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………….

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. …………………………………………………………
(Registrant)

Date….	October 22, 2018	By……/s/………Kazuhiko Nagashima…………………
(Signature)*

Kazuhiko Nagashima
Executive Officer
Deputy Group Executive Finance & Accounting Headquarters
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Regarding the Acquisition of Axis Shares and Making Axis a Wholly Owned Subsidiary

October 22, 2018

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
Tokyo (First Section) and other Stock Exchanges

Inquiries:
Kazuhiko Nagashima
Executive Officer
Deputy Group Executive
Finance & Accounting Headquarters
+81-3-3758-2111

Notice Regarding the Acquisition of Axis Shares and Making Axis

a Wholly Owned Subsidiary

At a Board of Directors meeting held today, Canon Inc. (Canon) passed a resolution to acquire shares of Axis AB (“Axis”; Headquarters: Lund, Sweden; President and CEO: Ray Mauritsson) and make consolidated subsidiary Axis a wholly owned subsidiary.

Canon has today entered into a share purchase agreement with Elliott International, L.P. and The Liverpool Limited Partnership (together “Elliott”) under which Canon has agreed to purchase 7,825,516 shares in Axis from Elliott (the “Transaction”).

As a result of the Transaction, Canon will hold more than 90 percent (97.9 percent; 68,000,798 shares) of the total number of shares and votes in Axis and intends to request that the Axis Board resolves to apply for delisting of Axis shares from the Nasdaq Stockholm. Canon also intends to initiate a compulsory acquisition procedure under the Swedish Companies Act to acquire all remaining shares in Axis.

Going forward, Canon and Axis will continue to provide innovative network video solutions.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

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